UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-31103

CUSIP NUMBER 52886P104

(Check One):

☒ Form 10-K or Form 10KSB     ☐  Form 20-F     ☐  Form 11-K

☐  Form 10-Q or Form 10QSB     ☐  Form N-SAR     ☐  Form N-CSR

For Period Ended: December 31, 2004

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Lexar Media, Inc.

Full Name of Registrant

______________

Former Name if Applicable

47300 Bayside Parkway

Address of Principal Executive Office (Street and Number)

Fremont, CA 94538

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has experienced significant delay in completing its consolidated financial statements for the year ended December 31, 2004. This delay is due principally to the additional time required by the Registrant (i) to account for the Registrant’s previously announced decision to record revenues from all retail customers on a sell-through basis rather than from certain retail customers on a sell-to basis effective October 1, 2004 because Registrant became unable to estimate price protection obligations with reasonable accuracy in the fourth quarter of 2004 and (ii) to complete Registrant’s evaluation of certain deficiencies in internal control over its financial reporting which have been identified by management and which are further described below. As a result, the Registrant is unable to file its Form 10-K for the year ended December 31, 2004 by the prescribed filing deadline without unreasonable effort and expense.

The Registrant is also evaluating the effectiveness of its internal control over financial reporting as required under the provisions of Section 404 of the Sarbanes-Oxley Act of 2002. During the course of this evaluation, management has made certain preliminary conclusions and accordingly has advised the Registrant’s Audit Committee and its independent registered public accounting firm that it has identified material weaknesses in the effectiveness of its internal control over financial reporting as discussed below.

A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of December 31, 2004, the Registrant did not maintain effective internal control over revenue recognition and inventory valuation reserves in accordance with generally accepted accounting principles.

Specifically, the Registrant did not maintain effective internal control over revenue recognition with respect to certain retail customers. The Registrant’s internal control procedures did not include adequate consideration of Registrant’s estimates regarding offsets or discounts to revenue, including price protection and promotional activities, particularly as the Registrant became unable to estimate price protection obligations with reasonable accuracy in the fourth quarter of 2004. Also, the Registrant did not maintain effective internal control over the accounting for inventory valuation reserves as the Registrant’s internal control procedures did not identify all excess and slow moving products and write-downs to net realizable value.

These internal control deficiencies resulted in material audit adjustments that have been recorded to the financial statements for the three months ended December 31, 2004. Additionally these internal control deficiencies could result in a misstatement of revenues and related balances (cost of revenue, deferred revenue, price protection and other sales related accruals) and in inventory valuation reserves that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected. Accordingly, management determined that these internal control deficiencies constitute material weaknesses. In addition, management has identified other internal control deficiencies that may, individually or in the aggregate, constitute material weaknesses in internal control that may be identified in the course of completing the assessment of internal control over financial reporting.

To address the material weaknesses that have been identified to date, the Registrant is performing additional analysis and other post-closing procedures to ensure its consolidated financial statements for the year ended December 31, 2004 are prepared in accordance with generally accepted accounting principles. In particular, Registrant has already made certain necessary adjustments to its fourth quarter 2004 financial statements. These adjustments do not affect financial results reported in prior periods.

The Registrant is still in the process of completing all of the necessary assessment processes required by Section 404 of the Sarbanes-Oxley Act. As a result, management may subsequently determine that additional deficiencies in internal control exist that constitute significant deficiencies or material weaknesses.

As a result of the material weaknesses that have been identified to date, Registrant expects to disclose in its Form 10-K that its internal control over financial reporting was not effective as of December 31, 2004 and believes that its independent registered public accounting firm will issue an adverse opinion with respect to the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2004 in its 2004 Annual Report on Form 10-K, which the Registrant expects to file in late March 2005.

See additional detail in Part IV of this Notification of Late Filing on Form 12b-25 which is incorporated by reference into this Part III.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian T. McGee	(510)	413-1200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PRELIMINARY RESULTS

The Registrant’s financial statements for the fourth quarter and year ended December 31, 2004 will change significantly from the comparable periods for 2003. While net revenue for the fourth quarter and year ended December 31, 2004 will be higher than net revenue for comparable periods in 2003, gross margin for the fourth quarter and year ended December 31, 2004 will be substantially lower than the comparable periods last year. In addition, the Registrant will incur a substantial loss for the fourth quarter and year ended 2004 as compared to a profit for the comparable periods in 2003.

The Registrant, based on its unaudited financial statements, currently expects to report total net revenues of between $185 million and $190 million and between $680 million and $685 million, respectively, for the fourth quarter and year ended December 31, 2004, as compared to total net revenues of $177.5 million and $412.3 million, respectively, in the comparable periods of 2003. The Registrant expects gross margins of approximately negative 11% for the fourth quarter of 2004 and approximately 5% for the year ended December 31, 2004, as compared to gross margins of 23.9% and 25.6%, respectively, in the comparable periods last year. Based on its unaudited financial statements, the Registrant currently expects its net loss for the quarter and year ended December 31, 2004 to be between $60 million and $65 million and $72 million and $77 million, respectively, as compared to net income of $18.9 million and $39.9 million, respectively, in the comparable periods of 2003. The decline in gross margin from the comparative fourth quarter period in 2003 was primarily due to greater than anticipated selling price reductions and inventory write-downs. Price protection obligations in the fourth quarter of 2004 were approximately $29.0 million compared with $2.8 million in the fourth quarter of 2003. Inventory write-downs in the fourth quarter of 2004 were approximately $10 million compared to approximately $2.6 million in the fourth quarter of 2003. In addition, during the fourth quarter of 2004, the Registrant recorded revenue on a sell-through basis for all of its retail customers. The impact of this on fourth quarter 2004 results was a reduction of approximately $64 million in total net revenues, and an approximate $10 million reduction in gross margin. Product mix also contributed to the decline in gross margins and net loss during the fourth quarter of 2004. License and royalty income in the fourth quarter of 2004 was approximately $1.2 million compared to $4.6 million in the fourth quarter of 2003.

In addition, based on its unaudited financial statements, during the fourth quarter of 2004 the Registrant’s operating expenses increased approximately $20 million to approximately $40 million from $20.6 million in the fourth quarter of 2003. The increase in operating expenses in the fourth quarter of 2004 compared to the fourth quarter of 2003 was primarily due to increases of approximately $7.7 million in market development, advertising, promotional, tradeshow and other related selling expenses, $3.9 million in freight and fulfillment expenses due primarily to higher unit volume and use of faster shipping methods, $3.0 million in compensation expenses, $2.0 million in legal expenses in connection with our pending litigation and a $1.2 million increase in accounting and auditing primarily resulting from costs associated with regulatory requirements related to compliance with the Sarbanes-Oxley Act of 2002.

Based on its unaudited financial statements, the Registrant expects the following approximate balances in its balance sheet as of December 31, 2004: (i) assets consisting of cash and short-term investments of $40 million, including restricted cash of $5 million, accounts receivable of $170 million, inventory of $180 million and total assets of approximately $413 million; and (ii) liabilities consisting of accounts payable and accrued liabilities of $232 million, bank debt of $40 million and total liabilities of approximately $296 million.

See additional detail in Part III of this Notification of Late Filing on Form 12b-25 which is incorporated by reference into this Part IV.

Lexar Media, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2005	By:	/s/ Brian T. McGee
Brian T. McGee
		Title:	Vice President, Finance and Chief Financial Officer